3-27-02

02026568

1048179
333-07818

MAR 27 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2002

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36o andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DC_LAN01: 149754.1

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the Company's press release dated March 27, 2002.

CSN

For immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Richard Marte
Thomson Financial
+1 (212) 701-1812
richard.marte@tfn.com
www.thomsonfinancial.com

Rio de Janeiro, Brazil, March 27, 2002:

Please note that a **correction** was made to the Fiscal Year 2001 Consolidated Income Statement whereby depreciation was reclassified between the Cost of Goods Sold and SG&A line items, with corrected values indicated in red on the figure below (page 8 of the Fiscal Year 2001 Earnings Release). No changes were made to amounts of depreciation recorded, and as such, the change had no impact on gross income, EBITDA, gross margin or EBITDA margin.

INCOME STATEMENT

Consolidated - Brazilian GAAP – Audited Results - In thousands of R$

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
Gross revenues from sales & services	**1,300,267**	**1,239,112**	**1,124,579**	**4,831,895**	**4,264,131**
Deductions from gross revenues	(221,133)	(193,177)	(203,789)	(849,421)	(791,791)
Net revenues from sales & services	**1,079,134**	**1,045,935**	**920,790**	**3,982,474**	**3,472,340**
Domestic market	889,961	969,091	765,125	3,468,093	2,825,335
Export market	189,173	76,844	155,665	514,381	647,005
Cost of goods sold (CoGS)	**(582,949)**	**(547,286)**	**(545,345)**	**(2,280,482)**	**(2,097,613)**
CoGS, net of depreciation/depletion	*(453,286)*	(460,604)	(446,387)	*(1,891,849)*	(1,735,502)
Depreciation/depletion related to CoGS	*(129,663)*	(86,682)	(98,958)	*(388,633)*	(362,111)
Gross income	**496,185**	**498,649**	**375,445**	**1,701,992**	**1,374,727**
Gross Margin (%)	*45.9*	*47.7*	*40.8*	*42.7*	*39.6*
Selling expenses	(56,490)	(43,086)	(55,881)	(179,263)	(222,762)
General and administrative expenses	*(53,801)*	(48,068)	(54,002)	*(213,052)*	(184,413)
Depreciation/amortization in SG&A	*(10,099)*	(10,883)	(2,468)	*(37,118)*	(29,888)
Other operating income (expenses), net	(107,851)	(15,792)	(39,286)	(154,595)	(79,813)
Net Financial Results	(532,256)	670,122	(269,046)	(760,101)	(683,370)
Financial expenses	97,422	(235,682)	(158,567)	(481,569)	(510,366)
Financial income	(561,593)	365,945	96,535	117,070	225,261
Monetary / Exchange variations, net	(68,085)	539,859	(207,014)	(395,602)	(398,265)
Equity in results of subsidiaries	(11,523)	(3,405)	(19,854)	(55,862)	80,184
Operating income (loss)	**(275,835)**	**1,047,537**	**(65,092)**	**302,001**	**254,665**
Non-operating income (expenses), net	1,924	(5,192)	1,649,658	(4,594)	1,637,234
Income before IT and social contribution	**(273,911)**	**1,042,345**	**1,584,566**	**297,407**	**1,891,899**
Income tax provision	109,577	(317,058)	14,095	233	(55,564)
Social contribution tax credit (provision)	39,371	(113,920)	(31,179)	2,189	(59,071)
Net income (loss)	**(124,963)**	**611,367**	**1,567,482**	**299,829**	**1,777,264**
EBITDA (*)	515,558	494,177	364,520	1,698,311	1,329,663
EBITDA Margin (%)	*47.7*	*47.2*	*39.6*	*42.6*	*38.3*

(*) EBITDA = gross income – SG&A expenses + depreciation, amortization and depletion.

SID Listed NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: March 27, 2002